F-Secure Corporation

F-SECURE®

02028203

82-5035 SUPPL

March 19, 2002

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RECEIVED APR - 1 2002 365

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Very truly yours,

Jaana Sirkiä
Corporate communicator

PP. Henrietta Malmari

F-Secure Corporation, PL 24, Tammasaarenkatu 7, FIN-00181 Helsinki, Finland, Tel. +358 9 2520 0700, Fax +358 9 2520 5001
www.F-Secure.com VAT Reg. No: FI07055792 Business Identity Code: 0705579-2 Registered Office: Espoo

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

FOR RELEASE March 13, 2002

F-Secure strengthens its handheld security leadership

At the ongoing CeBIT 2002 exhibition in Hannover, Germany, F-Secure Corporation (HEX: FSC) further strengthened its leadership in handheld data security by announcing new cooperation agreements with the leading global mobile device manufacturers.

F-Secure and Fujitsu Siemens Computers have signed a software license and distribution agreement to provide data protection for the new Pocket LOOX 600 handhelds. With Compaq Computer, F-Secure introduced the next generation of Pocket PC content encryption products. F-Secure also starts cooperation with Hewlett-Packard to enhance the security of HP Jornada Pocket PC devices. In addition, F-Secure announced F-Secure Key Manager, an advanced management tool for administrators who need to manage F-Secure content encryption products in corporate environments.

In 2001 F-Secure announced that it has signed a software license and distribution agreement with Compaq Computer Corporation to provide data protection for the new Compaq iPAQ Pocket PC H3800 Series handheld PC. Compaq is distributing F-Secure FileCrypto for Pocket PC Personal Edition content encryption product as part of the standard package on all Compaq iPAQ Pocket PC H3800 models. Earlier in 2001 F-Secure signed a license agreement with Nokia. The scope of the agreement is to provide content security applications and service updates for devices using Symbian operating system.

The fast growth of the number of mobile devices in business use affects the basic corporate security requirements in two fundamental ways. Firstly, the information moves when the workforce moves. Creating, storing, carrying and transmitting confidential data has never been easier. This puts the emphasis in mobile security on protecting the device and the information it contains. Secondly, the management of the mobile IT fleet becomes more demanding. Secure deployment of mobile device requires security applications on every device. These applications need to be managed and updated automatically to avoid the risk of human error.

Today's workplace is no longer the corporate local area network - it is wherever the employees move and wherever the corporate information is handled. It is an exciting

change in the way we do business, but it also makes protecting corporate data more challenging than ever. This shift towards mobilility is probably the biggest change we have seen in the history of corporate security.

About F-Secure Corporation

F-Secure Corporation is a leading provider of centrally managed security for the mobile enterprise. The company offers a full range of award-winning, integrated anti-virus, file encryption and network security solutions for handhelds, laptops, desktops, servers, mail servers and firewalls. Founded in 1988, F-Secure Corporation is listed on the Helsinki Stock Exchange [HEX: FSC]. The company is headquartered in Helsinki, Finland, with North American head office in San Jose, California, as well as offices worldwide.

F-Secure is the world leader in content security solutions for handheld devices. For more information about protecting your handheld terminals with F-Secure handheld security solutions, please visit http://www.F-Secure.com/wireless.

Come and visit us at CeBIT in Hall 6, E42 (F-Secure) and Hall 1, 4h2 (Compaq Computer): Go Mobile, Stay Secure.

For more information, please contact:

F-Secure Corporation
Mr. Pirkka Palomäki, Vice President, Marketing
PL 24, FIN-00181 Helsinki
Tel. +358 9 2520 5571, Fax +358 9 2520 5017
Email: Pirkka.Palomaki@F-Secure.com

Press coordination:
Jaana Sirkiä, Communications Manager
Mobile: +358 400 303096

http://www.F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

FOR RELEASE March 13, 2002

F-Secure and Fujitsu Siemens Computers join forces in handheld device security

F-Secure Corporation [HEX: FSC] and Fujitsu Siemens Computers today announced that they have signed a software license and distribution agreement to provide data protection for the new Pocket LOOX 600 handhelds. The agreement concerns F-Secure FileCrypto for Pocket PC Personal Edition encryption software, which will be distributed as part of the sales package of the Pocket LOOX 600 devices introduced today by Fujitsu Siemens Computers.

Information is a company's most important asset. Mobile devices with and without wireless access are used for creating and storing confidential information every day. Every minute, more than ten mobile devices are stolen or lost worldwide. The information they contain is at risk of being disclosed.

"Protection of stored data is a key element in the secure user experience we want to offer to our Pocket LOOX customers," said the representative of Fujitsu Siemens Computers. "F-Secure, as the leading provider of Pocket PC security software, was a natural choice for developing the complementary security solution that ensures our customers secure mobile business without the risk of losing sensitive information."

The handy Pocket LOOX, weighing less than 175 g and measuring 132 x 82 x 17 mm, is a powerful combination of a high-end PDA and a modular connectivity concept. Due to an integrated Compact Flash (CF) Card slot type II and SD/MMCard slot it offers access to a wide range of devices ranging from digital cameras, GPS systems to barcode readers. The PDA comes with a bright 240x320 pixel 65.536-colour TouchScreen display supporting character recognition. Powered by the latest Intel PXA250 applications processor at 400MHz, the PDA offers 32 MB ROM and 64 MB RAM storage capacity. The Lithium-Polymer battery gives up to 300 hours of standby and up to 12 hours of working time. A second battery plug-on module, available from June 2002, will enable up to 24 hours of working time. PocketOutlook, PocketWord and PocketExcel are already integrated into the operating system MS Pocket PC 2002.

With F-Secure FileCrypto for Pocket PC Personal Edition, Pocket LOOX users can create secure folders for storing confidential and personal information. All sensitive information is encrypted with strong encryption and remains safe, even if the device is stolen or lost. The product also protects data on removable media, such as memory cards and microdrives. The software will be available without additional cost to all Pocket LOOX 600 users on the accompanying CD or through a specific download site at www.F-Secure.com/wireless/F-S.

"Secure deployment of handheld devices requires security applications on every device. We are happy to see that Fujitsu Siemens Computers is determined about device security and has chosen our security product to protect this new business tool. This is an important step in our cooperation with Fujitsu Siemens Computers and further strengthens our position as the leader in content security solutions for handheld devices," said Risto Siilasmaa, President and CEO of F-Secure Corporation.

F-Secure FileCrypto for Pocket PC Personal Edition has been designed to combine secure data protection with ease-of-use when encryption is needed only occasionally or for a limited amount of files. For protecting Pocket PC devices in demanding corporate use, where fully automatic data protection and secure user authentication is required, F-Secure offers F-Secure FileCrypto for Pocket PC Enterprise Edition.

About Fujitsu Siemens Computers:

Fujitsu Siemens Computers is the leading European computer company. Serving the needs of large corporations, small- to medium-sized enterprises and consumers the company operates in all key markets across Europe, the Middle East and Africa. It offers a unique choice of world-class computer technology and innovative IT infrastructure solutions. Embedded in a global cooperation, Fujitsu Siemens Computers takes advantage of the strengths and the innovative power of its parent companies Fujitsu Limited and Siemens AG.

"Powering the Information Age" is the company's vision. Fujitsu Siemens Computers will enable people to freely access information and services anywhere and at any time with world-leading products, services and solutions, thus ensuring people's success within a knowledge-based society. The strategic direction is focused on Mobility and Business Critical Computing as the key drivers of the Information Age in the 21st century.

The company offers everything for enterprise computing, ranging from best-in-class Intel- and Unix-based servers to mainframes and enterprise storage solutions. It is also one of the leading providers of notebooks, PDAs, workstations and PCs to business customers, and is the No. 1 supplier of computers for home users in Europe.

For further information, please visit: www.fujitsu-siemens.com

PR Contacts:

Judith Grindal
Head of Press
Tel.: + 49 (0) 6172 188 6138
Fax: + 49 (0) 6172 188 8258
judith.grindal@fujitsu-siemens.com

Manfred Weis
Communications PR Manager
Tel.: + 49 (0) 821 804 2662
Fax: + 49 (0) 821 804 2572
manfred.weis@fujitsu-siemens.com

About F-Secure Corporation

F-Secure Corporation is a leading provider of centrally managed security for the mobile enterprise. The company offers a full range of award-winning, integrated anti-virus, file encryption and network security solutions for handhelds, laptops, desktops, servers, mail servers and firewalls.

F-Secure Corporation • PL 24, FIN-00181 Helsinki, FINLAND • tel. +358 9 2520 0700, fax +358 9 2520 5001

Founded in 1988, F-Secure Corporation is listed on the Helsinki Stock Exchange [HEX: FSC]. The company is headquartered in Helsinki, Finland, with North American head office in San Jose, California, as well as offices worldwide.

F-Secure is the world leader in content security solutions for handheld devices. For more information about protecting your handheld terminals with F-Secure handheld security solutions, please visit http://www.F-Secure.com/wireless.

Come and visit us at CeBIT in Hall 6, E42: Go Mobile, Stay Secure.

For further information, please contact:

F-Secure Corporation
Pl 24, FIN-00181 Helsinki
Björn Werling, Director, Business Development
Tel. +358 9 2520 5670
Fax +358 9 2520 5001
Mobile+358 40 752 0670
Press coordination: Jaana Sirkiä, Communications Manager
Mobile: +358 400 303096

http://www.F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

FOR RELEASE March 12, 2002

Handheld security management easier than ever

F-Secure Corporation (HEX:FSC) today introduced F-Secure Key Manager, an advanced management tool for administrators who need to manage F-Secure content encryption products in corporate environments. The main advantages of F-Secure Key Manager are centralized key creation, secure storage of key backups and easy key and backup passphrase delivery to all company devices.

The traditional concept of IT security was designed to safeguard fixed office systems against outside threats. Today, companies are investing in mobile business applications in order to stay competitive. Handheld devices are already being used, among others, by bankers to process financial data, by doctors and social security workers to make home visits, by field service people to access the inventory of spare parts, and by insurance inspectors to report damages on location. Secure deployment of mobile device requires security applications on every device. These applications need to be managed and updated automatically to avoid the risk of human error.

"The burden of installing, updating and managing security should be taken out of the employee's hands. The only real way to accomplish this is to make the security applications as automated as possible. Automation should also be expanded to cover the support and back-up services that the end-user need. With F-Secure Key Manager this is now happening also with handheld device management," said Kimmo Alkio, Chief Operating Officer of F-Secure Corporation.

F-Secure Key Manager is an advanced management tool for managing the encryption keys of the F-Secure FileCrypto product family. With F-Secure Key Manager, the administrator can create secure key delivery packages and protect them with specific installation passphrases, which are requested during the FileCrypto installation. The key package can be distributed to the target devices by email or using any enterprise management system.

In case the end user forgets the device passphrase, F-Secure Key Manager provides an easy mechanism for recovering the encrypted data. The administrator simply authenticates the user according to the company security policy and then provides the oblivious user with the backup passphrase, which allows the user to access the device securely, no matter where the user or the device is.

F-Secure FileCrypto is a family of full-featured content encryption applications that provides the strongest available protection for mobile and handheld devices against unwanted data disclosure. When combined with F-Secure Key Manager, the encryption keys and backup passphrases that allow the administrator to access the devices protected by F-Secure FileCrypto can be stored in an integrated secure database together with the user information.

F-Secure Key Manager is demonstrated with Pocket PC devices at CeBIT exhibition in Hannover, Germany, in Hall 6, E42 (F-Secure) and Hall 1, 4h2 (Compaq Computer): Go Mobile, Stay Secure.

About F-Secure Corporation

F-Secure Corporation is a leading provider of centrally managed security for the mobile enterprise. The company offers a full range of award-winning, integrated anti-virus, file encryption and network security solutions for handhelds, laptops, desktops, servers, mail servers and firewalls.

Founded in 1988, F-Secure Corporation is listed on the Helsinki Stock Exchange [HEX:FSC]. The company is headquartered in Helsinki, Finland, with North American head office in San Jose, California, as well as offices worldwide.

F-Secure is the world leader in content security solutions for handheld devices. For more information about protecting your handheld terminals with F-Secure handheld security solutions, please visit http://www.F-Secure.com/wireless.

For more information, please contact:

F-Secure Corporation
Matias Impivaara, Marketing Manager, Handheld security
PL 24, FIN-00181 Helsinki
Tel. +358 9 2520 5318, Fax +358 9 2520 5001, Mobile +358 40 723 6677
Email: Matias.Impivaara@F-Secure.com

Press coordination:
Jaana Sirkiä, Communications Manager
Mobile: +358 400 303096

http://www.F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

FOR RELEASE March 12, 2002

F-Secure and Compaq take Pocket PC security to a new level

F-Secure Corporation [HEX: FSC] today introduced with Compaq Computer Corporation [NYSE: CPQ] the second generation of its Pocket PC file encryption software, F-Secure FileCrypto for Pocket PC Enterprise Edition. The product was demonstrated for the first time in public with Compaq iPAQ handhelds at the Compaq mobility stand in the ongoing CeBIT exhibition in Hannover, Germany.

The global economy has set new standards on communications, productivity and customer expectations in the working life. Mobile business applications can bring significant benefits to corporations and organizations that need to operate close to their partners and customers. Yet, the deployment of the mobile IT fleet must be managed securely. In handheld devices, sensitive information moves more than ever.

F-Secure FileCrypto for Pocket PC is a full-featured content encryption application that provides the strongest available protection for Pocket PC devices against unwanted data disclosure. In addition to the market-leading encryption functionality and secure user authentication of the first generation product, the new product offers automatic encryption of databases and advanced enterprise management features. F-Secure FileCrypto for Pocket PC Enterprise Edition is the only product in the market that encrypts automatically all Pocket PC database applications, such as stored mail messages, calendar, task lists and contact information.

"Device security is a key area in our iPAQ product development. We want to make sure that our iPAQ customers get the most advanced features for their mobile business applications with the best available security. The additional security we can offer through the partnership with F-Secure is an important part of this offering," said Karola Bode, Director Access Business Group, Compaq Computer GmbH.

"Handheld devices demonstrate the value of mobility at its best. Compaq iPAQ handhelds offer an appealing alternative for laptop computers. Given the special nature of these devices, they also require specific security applications that are optimized for the device platform. We are very pleased to work with Compaq to ensure that their customers can go mobile and stay secure at all times," said Risto Siilasmaa, President and CEO of F-Secure Corporation.

In corporate networks, F-Secure FileCrypto for Pocket PC Enterprise Edition can be installed remotely. It offers the possibility for administrators to predefine security settings and to deliver the installation package with any third party enterprise

management system. The product also supports centralized key management with F-Secure Key Manager, a new management tool also introduced today.

F-Secure Key Manager is an advanced management tool for administrators who need to manage the encryption keys of F-Secure FileCrypto in corporate environments. It provides an easy mechanism for recovering the encrypted data in case the end user forgets the passphrase. The main advantages of F-Secure Key Manager are centralized key creation, secure storage of key backups and easy key delivery to all company devices.

F-Secure FileCrypto for Pocket PC Enterprise Edition 2.0 will be available through F-Secure and selected Compaq sales units in April 2002. The price for a single license is 68 €. Prices for larger licenses are available on request.

About Compaq

Founded in 1982, Compaq Computer Corporation is a leading global provider of information technology products, services and solutions for enterprise customers. Compaq designs, develops, manufactures and markets information technology equipment, software, services and solutions, including industry-leading enterprise storage and computing solutions, fault-tolerant business-critical solutions, communication products, personal desktop and notebook computers, and personal entertainment and Internet access devices that are sold in more than 200 countries directly and through a network of authorized Compaq marketing partners. Information on Compaq and its products and services is available at www.compaq.com.

About F-Secure Corporation

F-Secure Corporation is a leading provider of centrally managed security for the mobile enterprise. The company offers a full range of award-winning, integrated anti-virus, file encryption and network security solutions for handhelds, laptops, desktops, servers, mail servers and firewalls. Founded in 1988, F-Secure Corporation is listed on the Helsinki Stock Exchange [HEX: FSC]. The company is headquartered in Helsinki, Finland, with North American head office in San Jose, California, as well as offices worldwide.

F-Secure is the world leader in content security solutions for handheld devices. For more information about protecting your handheld terminals with F-Secure handheld security solutions, please visit http://www.F-Secure.com/wireless.

Come and visit us at CeBIT in Hall 6, E42 (F-Secure) Hall 1, 4h2 (Compaq Computer: Go Mobile, Stay Secure.

For further information, please contact:

F-Secure Corporation
Pl 24, FIN-00181 Helsinki
Björn Werling, Director, Business Development
Tel. +358 9 2520 5670, Fax +358 9 2520 5001, Mobile +358 40 752 0670

Press coordination: Jaana Sirkiä, Communications Manager, mobile: +358 400 303096.

http://www.F-Secure.com

F-Secure Corporation • PL 24, FIN-00181 Helsinki, FINLAND • tel. +358 9 2520 0700,
fax +358 9 2520 5001

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

FOR RELEASE March 12, 2002

F-Secure works with HP to secure HP Jornada Pocket PC devices

F-Secure Corporation today announced that it is working with Hewlett-Packard to enhance the security of HP Jornada Pocket PC devices. As the first step in the cooperation between the two companies, a free evaluation version of F-Secure FileCrypto for Pocket PC Enterprise Edition will be included in the sales package of the new HP Jornada 928 Wireless Digital Assistant (WDA). The same CD also contains a test version of F-Secure Anti-Virus for Pocket PC for automatic on-device protection of the HP Jornada 928 WDA devices against viruses and other harmful content.

Announced last month, the HP Jornada 928 WDA seamlessly integrates the functionalities of a full-color Pocket PC with those of a GSM/GPRS enabled phoned, allowing users to control voice, data, and personal information from a single device, while enjoying a completely mobile connection to the Internet.

"The new HP Jornada 928 WDA is an advanced business tool for mobile productivity. As device security is an important part of secure mobile business, we feel the F-Secure solution shows HP Jornada users that there are reliable, high-performance security applications already available for enhancing the security levels of their devices in day-to-day business use ," said Emmanuel Klotz, HP Jornada Business Manager Europe.

"Pocket PC devices are today's personal computers. Our customers have indicated a clear need for automatic content protection and strong user authentication to secure their Pocket PC devices in corporate environments. The introduction of the new HP Jornada 928 WDA with GSM/GPRS capabilities proves that HP is one of the leading providers of handheld devices. We look forward to strengthening our cooperation with HP in the future," said Pirkka Palomäki, VP, Marketing, at F-Secure Corporation.

F-Secure FileCrypto for Pocket PC Enterprise is a full-featured content encryption application that provides totally transparent, automatic encryption and secure user authentication at logon to protect the HP Jornada device against unwanted data disclosure. It automatically encrypts sensitive data before storing and decrypts it again when it is needed, without any user intervention. Confidential documents and personal files in the encrypted folders remain always safe. The product on the HP Jornada 928 WDA CD is a time-limited evaluation copy.

F-Secure Anti-Virus for Pocket PC is an antivirus solution that runs locally on the HP Jornada WDA, providing up-to-date and always available protection against viruses and other harmful content. The application supports automatic scanning at start-up and after every ActiveSync operation and virus signature database update. Removable memory, such as Compact Flash cards and microdrives, can be automatically scanned when inserted. On the Jornada WDA CD is a full-featured evaluation copy of F-Secure Anti-Virus for Pocket PC with time limited manual access to the anti-virus updates of F-Secure Anti-Virus Research Laboratory (http://www.Europe.F-Secure.com/download-purchase/updates.shtml).

About F-Secure Corporation

F-Secure Corporation is a leading provider of centrally managed security for the mobile enterprise. The company offers a full range of award-winning, integrated anti-virus, file encryption and network security solutions for handhelds, laptops, desktops, servers, mail servers and firewalls.

Founded in 1988, F-Secure Corporation is listed on the Helsinki Stock Exchange [HEX: FSC]. The company is headquartered in Helsinki, Finland, with North American head office in San Jose, California, as well as offices worldwide.

F-Secure is the world leader in content security solutions for handheld devices. For more information about protecting your handheld terminals with F-Secure handheld security solutions, please visit http://www.F-Secure.com/wireless.

Come and visit us at CeBIT in Hall 6, E42: Go Mobile, Stay Secure.

For more information, please contact:

F-Secure Corporation
Mr. Pirkka Palomäki, Vice President, Marketing
Pl 24, FIN-00181 Helsinki
Tel. +358 9 2520 5571, Fax +358 9 2520 5017
Email: Pirkka.Palomaki@F-Secure.com

Press coordination:
Jaana Sirkiä, Communications Manager,
mobile +358 400 303096.

http://www.F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

FOR RELEASE March 5, 2002

Klez.E worm activates destructively tomorrow

F-Secure is warning computer users that the Klez.E email worm will activate destructively tomorrow, on 6th of month. Klez.E is among the ten most common viruses wordwide.

Klez.E was originally found in January 2002. It has been getting steadily more common over the last weeks and by now it has become one of the most common viruses in USA, Europe and Asia.

Klez.E activates on every 6th of the month, but the activations in January and February 2002 were causing relatively small damage. Situation is now more serious.

Klez.E is a very complex virus. It sends itself via e-mail using a wide variety of different messages, including messages which look like virus warnings. Sometimes Klez fakes the e-mail sender, making it look like an innocent bystander has been spreading the virus. Klez.E also fights against various anti-virus products, trying to delete them.

In addition, the e-mail attachments sent by Klez can execute automatically on some systems, causing infection by just reading or viewing an infected e-mail message.

"Klez.E activation routine is destructive", comments Mikko Hypponen, Manager of Anti-Virus Research at F-Secure. "It overwrites data files such as Word DOC files, Excel XLS files, MP3 music files, website HTML contents and ASCII text files. Even worse, it does this not only on the infected machine but also in the local network. One infected PC with write access can overwrite data companywide".

The Klez virus family is apparently written by a single virus writer somewhere in Asia, as they contain texts such as "made in Asia", "Well paid jobs are wanted", "I want a good job, I must support my parents", and "I want a salary of $5500 a month".

F-Secure Anti-Virus detects the Klez viruses.´More information and screenshots are available at http://www.F-Secure.com/v-descs/

About F-Secure Corporation

F-Secure Corporation is a leading provider of centrally managed security for the mobile enterprise. The company offers a full range of award-winning, integrated anti-virus, file encryption and network security solutions for handhelds, laptops, desktops, servers, mail servers and firewalls.

Founded in 1988, F-Secure Corporation is listed on the Helsinki Stock Exchange [HEX: FSC]. The company is headquartered in Helsinki, Finland, with North American head office in San Jose, California, as well as offices worldwide.

For more information, please contact:

Mikko Hypponen, Research Manager, Anti-Virus Research
F-Secure Corporation
Pl 24
FIN-00181 Helsinki
Tel +358 9 2520 5513
Fax +358 9 2520 5014
Mobile +358 400 648 180
Email: Mikko.Hypponen@F-Secure.com

http://www.F-Secure.com